Exhibit 99.1

GOODWILL IMPAIRMENT TEST FOR INVESTMENTS IN CARDTREND SYSTEMS SDN. BHD. AND INTERPAY INTERNATIONAL GROUP LTD.

INTRODUCTION

Under FASB 142, goodwill shall not be amortized but shall be tested for impairment at a level of reporting referred to as a reporting unit.

Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

RECOGNITION AND MEASUREMENT OF IMPAIRMENT LOSS

Under FASB 142, the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any.

VALUATION METHODOLOGY

A combination of the discounted cash flow method (“DCF Method”) and the price-earning method (“P-E Method”) is used to determine the fair values of Cardtrend Systems Sdn Bhd. (“CTS”) and Interpay International Group of companies (“IIG Group”).

A 10-year projection for CTS (as well as IIG Group) (See attached worksheet and Note 1 below) is prepared for the purpose of valuation based on certain major assumptions which, in the opinion of the respective management of the companies, are realistic and achievable, barring any unforeseen circumstances. These assumptions are listed in the respective worksheet for the projections.

Under the DCF Method, the current value of CTS (as well as IIG Group) is the total value of expected cash flows generated by the business, discounted back at various rates (viz. 10%, 15%, 18% and 20%) depending on the cost of capital of Cardtrend International, the expected rate of return of Cardtrend International from these investments.

In order to determine the terminal value of CTS, a stabilized growth rate on the projected free cash flow of 4% annually is thought to be reasonable, based on projected growth rates of years 8, 9 and 10. As for IIG Group, its revenues are derived from dividends received from its joint-venture operating companies which are newly established and the businesses of which are consumer financial services related, the stabilized growth rate of its dividend income is postulated to be 5% annually after year 10, although it is projected at 6% for year 10 over year 9.

Under the P-E Method, the firm is valued based on multiples of its earning capacity or profit after tax. A weightage factor has been assigned to each year’s after-tax profit, with the most weightage placed on the current year and the least for year 10. A weighted average after-tax profit is thus determined. The PE factors for many public listed companies in the US and Malaysia for card related businesses (card technology vendors, card processors and card operators) vary somewhat in a range of between 6 times to few hundred times. For this exercise, the factors of 6, 8, 10 and 12 are taken as it is thought that such range of factors is most acceptable to most investors who want to invest in the card industry.

VALUATION RESULTS

Based on the DCF Method as described above, the current values of CTS and IIG are summarized below:

Discount Rate (in %)	10%	15%	18%	20%
NPV For CTS (in USD Million)	6,699,045	3,847,107	3,063,898	2,698,587
NPV For IIG Group (in USD Million)	26,216,942	10,079,654	6,703,497	5,295,694

Based on the P-E Method as described above, the current values of CTS and IIG are summarized below:

PE Factor (# of Times)	6	8	10	11
Current Value of CTS (in USD Million)	2,959,151	3,945,535	4,931,919	5,425,111
Current Value of IIG Group (in USD Million)	3,648,102	4,864,136	6,080,170	6,688,187

As it is widely known, the current values of CTS and IIG Group determined by these two methods would vary. For CTS, its value varies between a low of USD2.70 million to a high of USD6.70 million. An amount of USD3.06 million, which is determined by the DCF Method using a Discount Rate of 18% matches with that determined by the P-E Method using a PE Factor of 6, is thought to be the most appropriate and acceptable value of CTS, since CTS is considered to be an IT company within the card industry. For IIG Group, its value varies between a low of USD3.65 million to a high of USD26.22 million. An amount of USD6.70 million, which is determined by the DCF Method using a Discount rate of 18% matches with that determined by the P-E Method using a PE Factor of 11, is thought to be most appropriate and acceptable value of IIG Group, since IIG Group is considered to be a payment card company in the financial services industry.

CONCLUSION

When compared to the carrying amounts of goodwill for our investments in CTS and IIG Group, of

USD2,625,473 and USD 3,272,258 respectively, the current values of CTS and IIG Group, of USD3.06 million and USD6.70 million, respectively, as determined above, exceed such carrying amounts. Hence, the goodwill amounts are not impaired and as such, there is no impairment loss to be recognized in Year 2007.